(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	SEC FILE NUMBER 102045 CUSIP NUMBER

For Period Ended: December 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I — REGISTRANT INFORMATION

BioProgress PLC

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Full Name of Registrant

BioProgress Technology International, Inc.

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Former Name if Applicable

Hostmoor Avenue

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Address of Principal Executive Office (Street and Number)

March, Cambridgeshire, United Kingdom PE15 0AX

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City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In connection with the corporate reorganization of the Registrant in May 2003 (described in the Form F-4 of registrant declared effective May 16, 2003) (the “Reorganization”) undertaken in order that the Registrant could obtain a trading facility on the Alternative Investment Market in London, the Registrant changed from preparing its financial statements in accordance with U.S. GAAP to U.K. GAAP, which differs in certain material respects from U.S. GAAP. Since under U.K. GAAP the Reorganization was accounted for in a fundamentally different manner than U.S. GAAP or reconciliation was impractical, the Company has elected to prepare a complete set of U.S. GAAP financial statements. This necessitated a total reaudit of the Registrant’s financial statements. Due to this reaudit, the Registrant has been unable to complete its U.S. GAAP financial statements for the fiscal year ended December 31, 2003 and is unable to provide the information required by the Annual Report on Form 20-F within the prescribed time period without unreasonable effort or expense. The Registrant anticipates filing its Form 20-F no later than the end of the 15 day extension period provided by Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elizabeth Edwards (Name)	44.135.465.5674 (Area Code) (Telephone Number)

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(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not Applicable.

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BioProgress PLC

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 6/30/04	By:	/s/ Elizabeth Edwards
Elizabeth Edwards
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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